Room 4561

February 9, 2007

Mr. Guerrino De Luca
President and Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed May 19, 2006**
> **File No. 000-29174**

Dear Mr. De Luca:

We have completed our review of your Form 20-F for the year ended March 31, 2006 and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief